Exhibit 99.1

G Medical Innovations (NASDAQ: GMVD) is forecasting incremental Q1 revenues at around $30 MM, based on revenue generated from G Medical Tests and Services’ physical storefront testing locations

McDade Products, LLC and G Medical Innovations announce personal acquisitions of

G Medical shares in the open market

PITTSBURGH, PA – January 14, 2022 – Dr. Yacov Geva, President and CEO of G Medical Innovations, and Michael McDade, CEO of McDade Products, LLC, announced today that they acquired an undisclosed number of shares of G Medical Innovations (NASDAQ: GMVD).

The CEO of McDade Products, LLC cited high confidence levels for sales of the co-branded LiveNow COVID-19 PCR Test Collection Kits announced this week and the forecasting of $30MM in revenues generated from the successful storefront COVID-19 testing locations operated by the company’s G Medical Tests and Services division.

G Medical Tests and Services currently operates storefront testing locations in California. During the next few months, the company expects to expand its network of storefront testing locations in California and other U.S. regions to be announced at a later date.

Pittsburgh-based McDade Products, LLC and G Medical Tests and Services have partnered to make millions of FDA EUA-approved COVID-19 PCR collection test kits available for retailers to sell by the end of January, in response to a national shortage of COVID-19 test options. The LiveNow COVID-19 PCR Test Collection Kits provide 24–48-hour certified lab results and retail for $9.99. Visit https://www.mcdadegrp.com/ to place orders for the LiveNow PCR Collection Kits.

“With the U.S. government’s shift to emphasize COVID-19 testing to combat this virus, I’ve acquired stock with G Medical on the open market because I strongly believe in the future of the company. As a trusted and proven mobile health and e-health company, G Medical is now making SARS-CoV2 certified lab testing even more accessible and convenient for consumers,” said Michael McDade, CEO of McDade Products, LLC.

McDade Products is a division of McDade Group, a privately held specialty sales, marketing, and distribution company serving the U.S. retail industry.

About McDade Group

Founded in 1994, McDade Group is a growing and dynamic sales, marketing, and distribution services company headquartered in Pittsburgh, PA. The company has expanded to provide solutions in distribution, category management, full-service merchandising, and consulting across the U.S. retail industry. Many of the world’s leading CPG manufacturers rely on the ability of McDade Group to build strong industry relationships and deliver services, insights, and expertise for hundreds of their products. Visit: https://www.mcdadegrp.com/ or LinkedIn: https://www.linkedin.com/company/mcdade-group/.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on G Medical’s and McDade Products’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of G Medical and McDade Products could differ materially from those described in or implied by the statements in this press release. For example, G Medical is using forward-looking statements when it discusses delivery of purchase orders and anticipated gross profits. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

Investor Relations CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com